

Mail Stop 4561

March 31, 2016

Michael R. Cote, President
SecureWorks Corp.
One Concourse Parkway NE, Suite 500
Atlanta, Georgia 30328

> **Re:** **SecureWorks Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 22, 2016**
> **File No. 333-208596**

Dear Mr. Cote:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Non-GAAP Financial Measures, page 52

1. You state that your non-GAAP measures exclude the impact of purchase accounting, which you believe enables more meaningful period-to-period comparisons. Please enhance your disclosures to explain further why you believe including these adjustments in your non-GAAP measures facilitates a more meaningful evaluation of your current operating performance and comparison to your past operating performance and why presenting these measures provides useful information to your investors. We would expect that your revision should describe in greater detail the usefulness of the deferred revenue purchase accounting adjustment.

Certain Relationships and Related Transactions

Relationship with Dell, page 130

2.   We note your disclosure elsewhere in the filing that during March 2016, you received a capital contribution of $10 million from your parent company. We also note your disclosure on page 130, where you state that "[t]hrough the second quarter of fiscal 2016, Dell also has funded [y]our operating and investing activities as needed and transferred [y]our excess cash at its discretion, but it has advised [you] that it does not intend to do so in future periods." Please provide us with your analysis for why the March 2016 capital contribution is not discussed as a related party transaction in this section of your filing, and revise your disclosure as necessary to reflect the ongoing financial support from your parent. Refer to Item 404(a) of Regulation S-K.

Financial Statements

Notes to Consolidated Financial Statements

Note 13 – Subsequent Events, page F-35

3.   Regarding the March capital contribution, please revise to describe the form and terms of the capital contribution.

You may contact Joyce Sweeney, Senior Accountant, at (202) 551-3449, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853, or me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Craig D. Wilson *for*

Katherine Wray
Attorney-Advisor

cc: Kevin Greenslade, Esq.
      Hogan Lovells US LLP